Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison Announces Grid Power Available at Future Phoenix Uranium Mine Site Following Completion of SaskPower Transmission Line

Toronto, ON – January 8, 2026. Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML; NYSE American: DNN) is pleased to announce that grid power supply from Saskatchewan Power Corporation (“SaskPower”) is available at the site of the future Phoenix in-situ recovery uranium mine (“Phoenix”, or the “Project”) following the recent installation of a new 138kV transmission line. The availability of grid power at the Phoenix site represents a significant step in de-risking the execution of the Project, as the electrification of the site is on the critical path of activities planned for the first year of construction and supports the establishment of the freeze wall planned to surround the initial mining area.

David Cates, President & CEO of Denison, commented, “We thank SaskPower for the safe installation of the new high-voltage transmission line, on schedule and on budget. As power is a crucial component of planned site infrastructure for Project construction and future operation, the availability of grid power supply at the site represents a major Project milestone. Access to grid electricity is a notable competitive advantage for Phoenix, as the grid in Saskatchewan is reliable and cost-effective compared to on-site power generation.”

The new transmission line (see Figure 1) is approximately 6 kilometres in length and connects the Phoenix site to the existing 138kV transmission line east of Phoenix that runs proximal to Highway 914 near Russell Lake (see Figure 2 and Figure 3). This portion of the Saskatchewan grid provides power from the Saskatchewan-Manitoba border to Uranium City in northwestern Saskatchewan and currently supplies power to each of the operating uranium mine and mill sites in the eastern portion of the Athabasca Basin.

Completion of the high-voltage transmission line represents a major Project milestone

Phoenix has been designed to be powered by electricity from the SaskPower grid. Accordingly, the installation and electrification of the new 138kV transmission line to the Phoenix site represents a significant de-risking event, as the electrification of the Phoenix site will now only require the installation of on-site electrical distribution infrastructure, including the main site transformer, substation high-voltage equipment, switchgear, and substation e-house – all of which are long-lead items that have been procured and are on schedule for delivery to site and installation during the first year of construction.

SaskPower is Saskatchewan’s principal electrical utility, reliably servicing over a half million customers across an extensive geographic area, including connections to the grids in Manitoba, Alberta and North Dakota. SaskPower obtained applicable approvals for and installed their transmission line to support a power supply agreement with Denison, whereby Denison has obtained access to up to 8.8 MW of power and agreed to purchase a minimum amount of power for a five-year period from the in-service date of the new transmission line. The cost of the new transmission line was funded by the Wheeler River Joint Venture.

The commencement of Phoenix construction activities by Denison, including the installation of on-site electrical distribution equipment, remains subject to receipt of final regulatory approvals and a final investment decision by Denison.

Figure 1: New SaskPower 138kV Transmission Line
to the Site of the Future Phoenix Uranium Mine

Figure 2: SaskPower Northern Saskatchewan Regional Power Distribution Map,
Highlighting the Extension to the Phoenix Site
Source: SaskPower Wheeler River Info Sheet (https://www.saskpower.com/-/media/saskpower/our-power-future/construction-projects/infosheet-construction-wheeler-river.pdf)

Figure 3: SaskPower Routing of New 138kV Transmission Line Extension to the Phoenix Site

Source: SaskPower Wheeler River Info Sheet (https://www.saskpower.com/-/media/saskpower/our-power-future/construction-projects/infosheet-construction-wheeler-river.pdf)

About Wheeler River

Wheeler River is the largest undeveloped uranium project in the infrastructure-rich eastern portion of the Athabasca Basin region, in northern Saskatchewan. The project is host to the high-grade Phoenix and Gryphon uranium deposits, discovered by Denison in 2008 and 2014, respectively, and is a joint venture between Denison (90% and operator) and JCU (Canada) Exploration Company Limited (“JCU”, 10%). In August 2023, Denison filed a technical report summarizing the results of (i) Phoenix FS; and (ii) a cost update to the 2018 Pre-Feasibility Study for conventional underground mining of the basement-hosted Gryphon uranium deposit. Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world. Permitting efforts for the planned Phoenix ISR operation commenced in 2019 and are nearing completion with approval in July 2025 of the Project’s EA by the Province of Saskatchewan and conclusion in December 2025 of the Canadian Nuclear Safety Commission Public Hearing for Federal approval of the EA and project construction license. More information is available in the technical report titled “NI 43-101 Technical Report on the Wheeler River Project Athabasca Basin, Saskatchewan, Canada” dated August 8, 2023 with an effective date of June 23, 2023, a copy of which is available on Denison's website and under its profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml

About Denison

Denison is a leading uranium mining, development, and exploration company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to Denison's effective 95% interest in its flagship Wheeler River Project, Denison's interests in Saskatchewan include a 22.5% ownership interest in the McClean Lake Joint Venture (“MLJV”), which includes unmined uranium deposits (with mining at McClean North deposit via the MLJV's SABRE mining method having commenced in July 2025 using the MLJV's SABRE mining method) and the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the Midwest Joint Venture Midwest Main and Midwest A deposits, and a 70.55% interest in the Tthe Heldeth Túé (“THT”) and Huskie deposits on the Waterbury Lake Property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, Denison has direct ownership interests in properties covering ~457,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU, Denison holds interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

In 2024, Denison celebrated its 70th year in uranium mining, exploration, and development, which began in 1954 with Denison's first acquisition of mining claims in the Elliot Lake region of northern Ontario.

For more information, please contact

David Cates (416) 979-1991 ext. 362
President and Chief Executive Officer

Geoff Smith (416) 979-1991 ext. 358
Vice President Corporate Development & Commercial

Follow Denison on X (formerly Twitter) @DenisonMinesCo

Technical Disclosure and Qualified Person

The technical information contained in this press release has been reviewed and approved by Chad Sorba, P.Geo., Denison's Vice President Technical Services & Project Evaluation, who is a Qualified Person in accordance with the requirements of NI 43-101.

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation, concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘potential’, ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will’ ‘be taken’, ‘occur’ or ‘be achieved’.

In particular, this news release contains forward-looking information pertaining to Denison's current expectations, intentions and objectives with respect to Wheeler River and Phoenix, including the status of the construction of the powerline to Wheeler River and associated substation, transformer and other electrical equipment; the potential impact of grid power to the construction and operation of the site; the potential impact of the Agreement and its current terms; the status of regulatory approvals and pending final investment decision, conditional on permitting; timing for construction and achievement of first production; the Company’s outlook for in-situ recovery mine development and operations on the Wheeler River property; discussions of a final investment decision and construction planning; the results of, and estimates, assumptions and projections provided in, the technical report for Wheeler River and the interpretations and expectations with respect thereto; and expectations regarding its joint venture ownership interests and the continuity of its agreements with its partners and third parties.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the results and underlying assumptions and interpretations of its technical studies and cost forecasting may not be maintained after further testing, procurement, or operations, or be representative of actual conditions at the Project or within the applicable deposits. In addition, Denison may decide or otherwise be required to discontinue testing, evaluation and other work on the Company’s other properties if it is unable to maintain or otherwise secure the necessary resources (such as testing facilities, capital funding, joint venture approvals, regulatory approvals, etc.).

Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 28, 2025 under the heading ‘Risk Factors’ or in subsequent quarterly financial reports. These factors are not, and should not be construed as being, exhaustive.
Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.